August 1, 2005

Jay Ingram, Esq.
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:      Fit For Business International, Inc. ("FFB")
         Registration Statement on Form SB-2
         File No. 333-122176

Dear Mr. Ingram:

We have reviewed your July 22, 2005 letter and have the following responses:

General
-------

1.     We reissue our prior comment 2. Please provide the disclosure required by
       Item 510 of Regulation S-B; Disclosure of Commission Position on Indemnification for Securities Act Liabilities in the prospectus, We note your supplemental response that the information is located in part 11 of the registration statement; however, this is not part of the prospectus that is delivered to investors.

ANSWER: In Amendment 3 to Form SB-2, the Company has provided the requested disclosure.


Prospectus Cover Page
---------------------

2. We reissue our prior comment 5. Please limit your disclosure to only that information required by Item 501 of Regulation S-B. Specifically, we refer you to the last sentence in the fourth paragraph.

ANSWER: In Amendment 3 to Form SB-2, the company has removed the requested disclosure.


3. We reissue our. prior comment 7. Please disclose whether there are any individual minimum purchase requirements. Refer to here 501(a)(9)(iii) of Regulation S-B.

ANSWER: In Amendment 3 to Form SB-2, the Company has added the requested disclosure.

4. We reissue our previous comment 8 noting that you twice disclose that the offering is being made on a "self-underwritten, no minimum basis." Revise as appropriate.

ANSWER: In Amendment 3 to Form SB-2, the company has revised the requested disclosure.


5. We reissue our prior continent 10. Please remove the statement that after effectiveness you plan to apply for quotation on the OTC Bulletin Board foam the prospectus cover page.

ANSWER: In Amendment 3 to Form SB-2, the company has removed the requested disclosure.


6. Please update the page number in the cross-reference to the `Risk Factors" section with each amendment, as necessary.

ANSWER: In Amendment 3 to Form SB-2, the company has adjusted the requested information and will do so again if necessary.


Inside Front and Outside Back Cover page
----------------------------------------

7. We reissue our prior comment 13. Please provide the dealer prospectus delivery obligation as required by Item 502(b) of Regulation S-B.

ANSWER: In Amendment 3 to Form SB-2, the Company has added the requested disclosure.


Summary Financial Information, page 7
-------------------------------------

8. The Loss per common share and weighted average number o common. shares outstanding for the years ended June 30, 2004 and 2003 presented in this section do not agree to the amounts disclosed in the financial statements for the years ended June 30, 2004 and 2003. Refer also to our previous comment 85 and revise the document accordingly.

ANSWER: The loss per common share and weighted average number of common shares outstanding for the years ended June 30, 2004, and 2003, have been corrected in the Summary Financial Information to agree with the amounts disclosed in the audited financial statements.


Risk Factors, page 8
--------------------

9. Please revise risk factor 9 to limit the disclosure in this section. Currently the information in this section is too detailed for the risk factors. More specific disclosure should be relocated to the business section.

ANSWER: In Amendment No. 3 to Form SB-2, the company has updated the disclosure.


Use of Proceeds, page 15
------------------------

10. Clarify in the table, if true, that the salaries aspect of working capital will be allocated to salaries of management.

ANSWER: In Amendment No. 3 to Form SB-2, the company has added the words to indicate that working capital will be allocated to salaries of management.


11.    Clarify the allocation to cash flow funding.

ANSWER: In Amendment No. 3 to Form SB-2, the company has added an explanation as to what cash flow funding will be used for.


12. We reissue our prior comment 21 Please discuss the allocation of proceeds if your raise less than $350,000.

ANSWER: In Amendment 3 to Form SB-2, the Company has added the requested disclosure.


Management's Discussion and Analysis, page 18
---------------------------------------------

13. Provide a comparison of the results of operations for the years ended June 30, 2004 and 2003.

ANSWER: In Amendment No. 3 to Form SB-2, the company has provided the comparison of the results for the financial year ended June 30, 2004 and 2003.


Overview, page 20
-----------------

14. Revise the Overview section to discuss the history of the operating subsidiary prior to the merger, describe how you accounted for the merger and the effect of the merger on the, financial statements.

ANSWER: The Overview has been revised to include additional information pertaining to the history of operating subsidiary prior to the merger, the accounting for the merger, i.e. reverse merger, and its effect on the financial statements.


15. In response to our prior comment 26, we note that you have removed much of the disclosure that was repetitive of the information contained in the business section. You have not, however, addressed in the overview, the events, trends, and uncertainties that management views as most critical to the company's revenues, financial position, liquidity, plan of operations, and results of operations. Revise as appropriate.

ANSWER: In Amendment No. 3 to Form SB-2, the company has provided an explanation of the main trends likely to impact them.


Results of  Operations  - Period  Ended March 31, 2005  Compared to Period Ended
--------------------------------------------------------------------------------
March 31,2004
-------------

16. Discuss the reasons for the increase in cost of goods sold and general and administrative expenses. Discuss the amount and reason for the increase in salaries and wages, advertising, training and professional fees.

ANSWER: In Amendment No. 3 to Form SB-2, the company has provided the reasons requested.


Revenues and Cost of Revenue, Page 21
-------------------------------------

17. Revise the first paragraph of this discussion to clarify that the increase in revenue during the period is a result of the license agreement with LR Global.

ANSWER: In Amendment No. 3 to Form SB-2, the company has provided the clarification requested.


Liquidity and Capital Resources, page 22
----------------------------------------

18. In the first paragraph of this discussion you state that you. have an accumulated deficit of $115,017. The balance sheet as of March 31, 2005, reflects an accumulated deficit totaling $701,128. Please revise your disclosure so that the amounts disclosed in this section agree to the amounts presented in the financial statements.

ANSWER: The accumulated deficit figure has been corrected to agree with the financial statements as of March 31, 2005.


19. In the second paragraph of this discussion you state that management believes that you have sufficient funds to operate for the next three months. In the following paragraph you state that management believes that you have sufficient funds to continue operations through the end of July 2005. In the fifth paragraph of this disclosure you state that the business needs an additional $80,000 to carry it through to September 2005. Please reconcile these statements and revise the document to present consistent disclosure.


ANSWER: In Amendment No. 3 to Form SB-2, the company has ensured the disclosure is consistent.


20. In the fifth paragraph of this discussion, you state that if "we do not raise more than $1.2 million through this prospectus and obtain $180,000 for marketing, promotion, brand campaign costs, we may need to secure additional debt or equity funding to support our marketing and sales strategy in order to secure sufficient sales to become profitable". Revise to clarify the meaning of this sentence and discuss the derivation of the amounts disclosed.

ANSWER: In Amendment No. 3 to Form SB-2, the company has ensured the disclosure has been clarified. The derivations of the dollar amounts are based on the Application of proceeds as disclosed previously in the instance where a Net Raise of $1,200,000 is achieved.

21. We reissue our prior comment 31. Given your current cash position, explain how you intend to pay the costs associated with this offering. Please provide greater detail regarding the agreements you have entered into and the contracts you expect to execute in The near future. We may have further comment.

ANSWER: In Amendment 3 to From SB-2, the company has made the requested changes.

22. Update your disclosure as appropriate, Refer to the statement on page 23 where you disclose that management believes that you have sufficient funds to continue operations through July 2005.

ANSWER: In Amendment No. 3 to Form SB-2, the company has ensured the disclosure has been updated and is consistent.


23. Explain the purpose of the trustee position held by LR Global. In doing so, explain the purpose for the establishment of the Fit for Business Australia/New Zealand Trust. We may have further comment.

ANSWER: The Trust was established by LR Global for their own purposes, a vehicle with which to run their licensee program from. This Trust has no relation to Fit For Business' Corporate structure. The company has filed as an exhibit evidencing this.


24. Please explain the reference to $180,000 for marketing, promotion and brand campaign. in the third paragraph on page 23. Also, please reconcile with the reference to $80,000 -needed to sustain, your business through September 2005.

ANSWER: In Amendment No. 3 to Form SB-2, the company has ensured the disclosure has been updated as requested in comment 20. As indicated the $180,000 is what has been estimated as being required to undertake marketing, promotion and brand campaign in support of our sales strategy. The reference to $80,000 to sustain the business through to September 2005 is the minimum amount that we require to keep the business operating with only our current staff working on sales only and with no other expenditure being incurred at all - thus only funding minimal working capital. Thus no further work being undertaken on projects such as Purchase of Computer Software and Systems Hardware for Call Center or website Design and Enhancement or Production - Multi Media Training programs, or marketing, Promotion Literature and Brand Campaign Costs, or International market development.


25. We note the disclosure on page 23 that you will need to obtain additional financing if you are unable to raise' at least $1.2 million in this offering. Discuss how your business would be impacted if you are unable to raise the $1.2 million in this offering or from other sources.

ANSWER: In Amendment 3 to Form SB-2, the company has made the requested disclosure.

26. We note the statement on page 23 that if you are unable to raise money to pay the offering expenses, you. intend to fund these costs through the issuance of promissory notes to Fort Street Equity. Please disclose whether Fort Street Equity has agreed to provide such funding. If so, state the terms of the agreement and file as an exhibit, We may have further comment.

ANSWER: In Amendment No. 3 to Form SB-2, the company has made the disclosure that Fort Street has provided $60,000 via 2 promissory notes and filed the notes as an exhibit.


Plan Of Operations, page 24
---------------------------

27. We note that the content of the June 2005 plan of operations included in the previously filed Form SB-2 is now disclosed as the September 2005 plan of operations in the currently amended Form. Also, the content of the September 2005 plan of operations is now disclosed as the December 2005 plan of operation. Please explain to us and revise to disclose why the plan of operations has been delayed by three months.

ANSWER: In Amendment No. 3 to Form SB-2, the company has made the required disclosure. The reason that the plan has been delayed is that we anticipated that we would have gone effective and would have raised sufficient funds to pursue the plan of operations as outlined previously. As the company has not gone effective and been able to raise the funds the company has not been able to pursue the plan of operations as anticipated. The company has disclosed the anticipated expenditure on a quarterly basis to pursue the plan of operation in each quarter.


28. Update the disclosure in this section as appropriate. Disclosure in the first sentence references March 31, 2005.

ANSWER: In Amendment No. 3 to Form SB-2, the company has updated the disclosure.

29. Expand your disclosure, as appropriate, as it pertains to the information relating to your "methods of achieving objectives." To this extent, we reissue our prior comment 37. Please provide as much disclosure as necessary so that a potential investor may understand the specific activities and costs associated with the achievement of sustained revenues. Currently, you merely identify the individuals or entities who will participate in the achievement of your objectives.

ANSWER: In Amendment No. 3 to Form SB-2, the company has updated the disclosure.

30. Update the disclosure relating to your TV pilot program as appropriate. Currently, we note references to dates that have since passed, e.g., May 29, 2005 and June 13, 2005.

ANSWER: In Amendment No. 3 to Form SB-2, the company has updated the disclosure.


31.    Please provide  reasonable basis for your revenue  projections.  Refer to
       Item 10(d)(1) of Regulation S-B. Revise to provide the basis for or delete the assumptions and projected amounts. The discussion of management's plans and strategy is encouraged.

ANSWER: In Amendment No. 3 to Form SB-2, the company has updated the disclosure and deleted the reference.


32. Please explain the references to South Korea at the top of page 29, when discussing plans to commence business in Japan by March 2006. Also, please explain this disclosure in light of the plans regarding commencing business in Japan in September 2005, as discussed on page 27.

ANSWER: In Amendment No. 3 to Form SB-2, the company has updated the disclosure.


33. Throughout the plan of operations you discuss the assistance you are receiving from Insource Pty Ltd. Revise to discuss the nature of your agreement with Insource Pty. Ltd and any material terms.

ANSWER: In Amendment No. 3 to Form SB-2, the company has updated the disclosure and please note that the contract with Insource Pty Ltd is filed as exhibit 10.8.


Achievements for the Quarter ending June 2005, page 24
------------------------------------------------------

34. Revise to disclose clearly whether the various "achievements" described have already happened or are planned to occur in the future. Some examples include the following. This is not an exhaustive list.
   o   Disclosure    stating   that   you   are    "[s]electing   out   speaking
       opportunities...".
   o Disclosure stating that you are "[n]egotiating a regular column or two in leading business management and or health magazines".
   o Disclosure stating that "[t]he pilot has been then put in the hands of an advertising agency who has taken it to the major free to air commercial channels in Australia",
   o If the events described did not occur during the quarter ending June 2005, please revise to discuss these plans under the proper heading in the plan of operations.

ANSWER: In Amendment No. 3 to Form SB-2, the company has updated the disclosure.

35. Under "Pilot TV program" on page 26, you provide various dates by which you expect to accomplish certain tasks related to the pilot television program. Some of these dates have already passed. Also, in the last paragraph of this disclosure you state that the project has been halted until capital can be raised (from this prospectus). Accordingly, please revise your disclosure to provide an updated timetable.

ANSWER: In Amendment No. 3 to Form SB-2, the company has updated the disclosure.


Quarter ending September 2005, page 27
--------------------------------------

36. Under "Sales" on page 27, you state that the first "large sales contracts" will start coming to fruition due to activity in the quarter ending June 2005. However in "Achievements for Quarter ending June 2005 - Revenues", you state that revenues totaled only (approximately) S3,000. Please reconcile these statements and revise the document accordingly.


ANSWER: In Amendment No. 3 to Form SB-2, the company has updated the disclosure and reconciled the statements.


37. Under "Sales" on page 27, you state that you expect to hire five full time corporate account executives (during the quarter ending September
       2005). However, under "Method of achieving objectives" on page 28, you state that the ;five employees are not expected to commence until the quarter ending December 2005. Please revise to provide consistent disclosure.

ANSWER: In Amendment No. 3 to Form SB-2, the company has updated the disclosure.


Quarter ending December 2005. page 29
-------------------------------------

38. Under "Pilot TV program" on page 26, you state that the pilot television project has been halted until more capital has been raised. Please revise the disclosure under "TV Program" on page 29 to reiterate this point.

ANSWER: In Amendment No. 3 to Form SB-2, the company has updated the disclosure.

39. Under Sales on page 29 (and page 30), you state that "[s]ales revenue in Australia is expected to be established with consistent program sales to medium to large corporations and government." Please revise to clarify the meaning of this sentence.


ANSWER: In Amendment No. 3 to Form SB-2, the company has updated the disclosure.


Business. Page 32
-----------------

40. We note the statement that you believe your approach, and programs deliver a sustainable improvement to employees' lives and base this upon a US Department of Health and Human Services article. Please explain how you reached this conclusion about your specific program from this article. Provide similar analysis for the statement that "this is reflected in their increased health, more. positive mental and emotional states and greater productivity." Have you conducted any studies supporting such results? If not, provide the basis. Lastly, explain the basis for your stating your programs 'improve employees' health and productivity and consequently enable businesses to improve their profitability." We may have further comment.

ANSWER: In Amendment No. 3 to Form SB-2, the company has updated the disclosure to specifically site the reference and clarify the issues raised above.


41.    We note  your  response  to prior  comment  46,  that the  value of the 5 million shares issued to former officers and directors on May 30, 2001 was included in this amendment- We are unable to locate such disclosure. Please revise.

ANSWER: In Amendment 3 to Form SB-2, the company has added the requested disclosure to this section. Please also note same disclosure on pages F-14 and F-24 of the financial statements.

42. We also note your response to prior comment 47 and are unable to locate this disclosure in the prospectus_ We therefore reissue the prior comment, In disclosing the material terms of the exchange agreement, state whether any finders' fees were paid or whether any compensation was paid, directly or indirectly. We also note the services Fort Street Equity provided in connection with the acquisition. Please disclose whether Fort Street Equity was compensated for these services provided.

ANSWER: In Amendment 3 to Form SB-2, the company has provided and revised the requested disclosure to better articulate Fort Street's involvement with the formation of our current organization. Please see also page F-15.


43. We note in your response to prior comment 48 that you added certain information from the response in the prospectus_ We are unable to locate this hero ration. Please revise to add this disclosure to the prospectus.

ANSWER: In Amendment 3 to Form SB-2, the company has revised and added additional disclosure consistent with prior comment 48.


44. Explain the incentives for account executives to join your business strategy since, it appears as though the only compensation they will receive are commissions from the sales of Herbalife products. Will Fit for Business compensate these individuals in any way besides with a potential cash bonus? To this extent, disclosure indicates that, once funds are received, 35% goes back to the customer service representative. 'Elsewhere in the prospectus, however, disclosure indicates that 35% may go to the account executive. Please reconcile. If the account executive is to receive the 35% kick back, then explain if and how the customer service representatives are compensated. We may have further comment.

ANSWER: In Amendment No. 3 to Form SB-2, the company has updated the disclosure.


45. Explain whether or not you have conducted any feasibility studies related to your business strategy.

ANSWER: In Amendment No. 3 to Form SB-2, the company has updated the disclosure to specifically indicate the company has not undertaken any such feasibility.

Corporate Wellness Solution Program page 34
-------------------------------------------

46. In the last sentence of the second to last paragraph on page 35, you state that 'the remaining 50% [of the funds received] covers the cost of sales". Revise to clarify the meaning of this sentence in this disclosure and anywhere else in the document where this sentence is disclosed.

ANSWER: In Amendment No. 3 to Form SB-2, the company has updated the disclosure.


47. We reissue prior comment 56_ Please provide the basis for your statement that "after entering a new country, we expect an initial period of rapid growth in sales." Item 10(d) of Regulation S-B requires the reasonable basis for all projections. In this case, since you have not entered any countries, the basis for your statement is not clear. Please revise or remove.

ANSWER: In Amendment No. 3 to Form SB-2, the company has updated the disclosure and removed the statements.


48. Clarify in the discussion of geographic profiles and sales trends that there is no guarantee you will expand into the following markets, or that if you do that you will obtain significant sales.

ANSWER: In Amendment No. 3 to Form SB-2, the company has updated the disclosure.


49. Please explain the roles and responsibilities of your 5 employees. Are these employees your officers and directors?

ANSWER: In Amendment No. 3 to Form SB-2, the company has updated the disclosure and 4 of these employees are our officers and directors.


50. Disclose the number of customers you currently have and state whether any are major customers. If so, name and state the percent of revenues attributable to these customers. We direct your attention to Item 1,01(b)(6) of Regulation S-B. Also, consider adding a risk factor.


ANSWER: In Amendment No. 3 to Form SB-2, the company has added the required disclosure.

Licensee and the Australian and New Zealand License Agreement, Page 48
----------------------------------------------------------------------

51. We reissue our prior comment 63. Please explain the business purpose for the license agreement with LR Global Marketing Pty Ltd.


ANSWER: In Amendment 3 to Form SB-2, the company has made the requested disclosure


52. We reissue our prior comment 64. Disclose the estimated value of the 500,000 shares Mark Poulsen transferred to LR Global_ To this extent, disclose your supplemental response to our prior comment 64 in the prospectus.

ANSWER: The value of the 500,000 shares of common stock provided by Mark A. Poulsen to LR Global has been included in the License Agreement information. The value was $250,000 or $.50 per share based on a most recent value determination associated with the conversion of promissory notes into common stock of the Company.


Management. Directors, and Executive Officers, Page 51
------------------------------------------------------

53. We partially reissue our prior comment 94, Disclose whether the company has adopted a policy regarding conflicts of interest. If so, explain whether the policy contains provisions intended to minimize any conflicts that may develop.

ANSWER: In Amendment 2 to Form SB-2, the company had previously disclosed that they have developed a policy regarding conflicts of interest. In amendment 3 to Form SB-2, the company has expanded this disclosure to describe how the policy is intended to minimize conflicts of interest. The company has also attached a copy of this policy as an exhibit.


Principal Stockholders, Page 56
-------------------------------

54. Refer to our prior comment 73 and add a risk factor addressing the information raised in our previous comment.

ANSWER: In Amendment 3 to Form SB-2, the company has added the requested risk factor.

55. We note the two lines of beneficial ownership for Fort Street Equity_ Please delete the line showing beneficial ownership of 1,776,500 shares, as the other line is in accordance with the requirements of Item. 403 of Regulation S-B.

ANSWER: In Amendment 3 to Form SB-2, the company has deleted the requested disclosure.


56. We note footnote 4. You should only include the shares of common stock underlying options for the individual(s) owning options. See Instruction 3 to Item 403 of Regulation S-13.

ANSWER: In Amendment 3 to Form SB-2, the company has revised the requested disclosure.


Selling  Stockholders page 58,
------------------------------

57. In the first sentence, please indicate that you a registering the resale of the shares owned by existing shareholders. Also, reconcile the 1,824,000 figure in the first sentence with the disclosure on the prospectus cover page. The table currently reflects the resale of 3,824,000 shares of common stock, rather than the 3,784,000 shares listed on the prospectus cover page. Please revise or advise.


ANSWER: In Amendment 3 to Form SB-2, the company has revised the requested disclosure.


58. Refer to our prior comment 78. Disclose in the prospectus how you propose to reflect any changes in selling securityholders.

ANSWER: In Amendment 3 to Form SB-2, the company has added the requested disclosure.

Certain Relationships and Related Transactions, page 63
----------------------------------------------------

59. In light of your response to our prior comment 79, explain why you continue to disclose Mr. Poulsen's reliance on the exemption from registration contained in section 4(2).

ANSWER: In Amendment 3 to Form SB-2, the company has revised the requested disclosure.


60. Please add the loans from related parties for the past two years. We note the $44,745 due to related parties as of the most recent financial statements.

ANSWER: A description of related parties and loans due to (due from) such related parties as of March 31, 2005, June 30, 2004, and June 30, 2003 have been provided in a table.


Financial Statements for the nine months ending March 31 2005
------------------------------------------------------- ----

Statement of Operations, page F-3
---------------------------------

61. You need only present interim financial statements for the year-to-date periods in a registration statement. Revise to delete the quarterly statements of operations for the three months ended March 31, 2005 and 2004 and any references to the three month period in the notes to the financial statements. Refer to Item 310(b) of Regulation S-13.

ANSWER: The statement of operations and comprehensive (loss) for the periods ended March 31, 2005, and 2004, have been corrected to eliminate the quarterly financial information. The Notes to Financial Statements have also been revised to reflect this correction.


62. Disclose the nature and amount of the major components of general and administrative expenses in a note or state them separately on the statement of operations for the periods presented. Revise Management's Discussion and Analysis to discuss material changes in the components of general and administrative expenses.

ANSWER: The major components of general and administrative expenses have been disclosed in the statements of operations and comprehensive (loss). The information presented in Management's Discussion and Analysis has also been revised to discuss the changes in the major components of such expenses.

Statement of Stockholders' Equity
---------------------------------

63. Due to the fact that significant equity transactions took place during the nine months ending March 31, 2005, please revise to include a statement of stockholder's equity for such period. Please review our previous comments 82 and 85 and apply the requested changes to the March 31, 2005 statement.

ANSWER: The statements of stockholders' (deficit) from the period from inception through March 31, 2005, have been included with the financial statements as of March 31, 2005. The statements have been revised to reflect the retroactive restatement of stock issued pertaining to the reverse merger.


Statement of Cash Flows, page F-4
---------------------------------

64. Revise "Net (payments to) loans from related parties" to disclose the additional loans and repayments on a gross basis in the financing activities section of this statement. Any Non cash transactions involving these loans should be eliminated from the body of the cash flow statement and be disclosed in a separate schedule or table. Refer to paragraph 32 of SFAS 95.

ANSWER: In the statements of cash flows, the caption "Net (payments to) loans from related parties" has been revised to show on a gross basis the loans from and payments to related parties. There were no non-cash items pertaining to these amounts.


65. If "loan from former director paid by issued shares" is a cash transaction, please provide a description that does not suggest noncash activity, if it is a noncash transaction, please eliminate it from the body of the cash flow statement and disclose it in a separate schedule or table.

ANSWER: In the statements of cash flows, the caption "Loan from former director paid by issued shares" has been revised to "Proceeds from loan - former director" to better reflect the cash element of the transaction. The loan from the former director was not a non-cash item, and should remain in the statements of cash flows.

Note 1 - Summary of Significant Accounting Policies (revenue Recognition),  Page
--------------------------------------------------------------------------------
F-8
---

66. In view of L. R. Global's failure to pay the license fee and the multiple extensions of the due date, tell us why you believe you have met the "collectibility is reasonably assured" criterion of SAB 104 for recognizing revenue relating to the license fee."

ANSWER: The fourth criterion of SAB 104 relating to realization of revenue when "collectibility is reasonably assured" has been met in the case of the L.R. Global in the opinion of the management of the Company, and is explained as follows: The execution of the License Agreement between the parties in August, 2004, and subsequent two extension agreements, along with payments to date of approximately 25% of the license fees of $500,000 only serve to indicate that the completion of all the payments called for under the License Agreement constitute an "exceptional case" and not an "uncollectible case." This situation is addressed in ARB No. 43, Chapter 1A which states "Profit is deemed to be realized when a sale in the ordinary course of business is effected, unless the circumstances are such that the collection of the sale price is not reasonably assured." However, the Board goes on to state that there are "exceptional cases" where receivables are collectible over an extended period of time, and, that such matters require judgment on the part of management to determine a reasonable basis for estimating the degree of collectibility. Currently, management of the Company believes that there is a "high degree" of collectibility of the outstanding amount. This is due specifically to the personal guarantees for payment provided by the two principals of L.R. Global under the last amendment. With such personal guarantees, the Company may look beyond the normal terms for payment as described in the License Agreement, and seek complete satisfaction of all obligations from the personal assets of the principals. It is the opinion of the management of the Company that the personal assets, if required, are sufficient to satisfy the outstanding amount due to the Company. Therefore, collectibility is reasonably assured.


67. Your disclosure suggests that you have not yet recognized any revenue. Please revise to disclose your revenue recognition policies using the present tense. Delete the final paragraph of this note as it is boilerplate disclosure that provides no insight into your methods of revenue recognition_ Revise to disclose how and when you meet the four criteria for recognizing revenue for each revenue generating activity.

ANSWER: The disclosure of the policy on revenue recognition of the Company has been revised to use the present tense, and to delete the boilerplate disclosure. Further, the method of recognition for each revenue-generating activity has been provided.


Note 8 -- License Agreement,, page F-18
---------------------------------------

68. In note 8 of the registration statement filed on May 20, 2005, you state that L.R. Global has the right to use the company's logo, management information and other material within Australia and New Zealand. In the recently amended registration statement, you do not state that the license is only good in Australia and New Zealand. Please amend the current disclosure, if necessary.

ANSWER: The License Agreement with L.R. Global covers Australia and New Zealand. Mention of this country-specific element has been added to Note 8. Its omission from the most recent submission was an oversight, and has been corrected.

69. Tell us why Mark Poulsen transferred 500,000 common shares to LR Global in 2004 and the reasons why this transaction should not be reflected in the financial statements of Fit for Business as contemplated by the guidance of SAB Topic 5.T. Revise this note and Management's Discussion and Analysis to disclose the reason for the share transfer and the reasons for including or excluding it from the financial statements of Fit for Business.

ANSWER: As the Company understands SAB Topic 5.T., it has been amended by SAB No. 107 issued on March 29, 2005. The Company entered into the License Agreement with L.R. Global in August, 2004, and such document does not contain any obligation, term, or commitment on the part of the Company to issue 500,000 shares of common stock to L.R. Global as an element of the License for Australia and New Zealand. Further, under the "Exchange Agreement" effected on September 14, 2005, Mark A. Poulsen was not obligated in any way to issue to L.R. Global any shares of common stock as a condition of the transaction. Lastly, under the License Agreement, no element of the agreement would lead the Company to believe that it had an obligation to compensate L.R. Global for "services rendered" or "to be rendered" in connection with the transaction contemplated thereby. As such, Mark A. Poulsen, from his personal holdings of common stock, simply provided 500,000 shares of common stock to L.R. Global to "expand" the shareholder base, and further involve L.R. Global in the equity of the Company. Given the above, the Company considers the License Agreement and the granting of common stock from the personal holdings of Mr. Poulsen to be unrelated, and independent of each other in nature and economic affect.

Part II -- Information Not Required in Prospectus
-------------------------------------------------

Recent Sales of Unregistered Securities
---------------------------------------

70. For the September 14, 2004 transaction, explain the reference to the issuance being valued at "$ _TED TO SUPPLY per share." We may have further comment.

ANSWER: The value of the reverse merger between the Company and Subsidiary, amounting to $16,000, has been included, as of September 14, 2004.


71. Discuss the sophistication of the investors in. the September 20, 2004 transactions. Disclose the date the convertible notes were issued.

ANSWER: In Amendment 3 to Form SB-2, the company has added the requested disclosure.

Exhibits
--------

72. Please revise the legality opinion to opine upon the common stock to be sold by the company. Currently the opinion states "the shares of common stock to be sold by the selling shareholders. _ _"

ANSWER: In Amendment 3 to Form SB-2, the company has revised the requested disclosure


73.    Please file a validly executed extension agreement.

ANSWER: In Amendment 3 to Form SB-2, the company has added the requested disclosure.


74. We note your response to our prior comment 93 that the bylaws are correct. Please clarify whether the bylaws have been amended since the version filed on. Edgar. If not, clarify why they were not amended to reflect the change in the corporate name.

ANSWER: In Amendment No. 3 to Form SB-2, the company has revised the Bylaws to reflect FFB's present name. FFB amended the name on the Bylaws after the last SB-2 registration statement was filed on EDGAR.






Very truly yours,

ANSLOW & JACLIN, LLP


BY:  /s/ RICHARD I. ANSLOW
   --------------------------
         RICHARD I. ANSLOW

RIA/